COWEN GROUP, INC.
1221 Avenue of the Americas
New York, NY 10020

July 11, 2006

VIA FACSIMILE & EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Cowen Group, Inc. (the "Company")
  Registration Statement on Form S-1 (File No. 333-132602)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-1 (File No. 333-132602) be accelerated by the Securities and Exchange Commission (the "Commission") to 3:30 p.m. Eastern Standard Time on July 12, 2006 or as soon as practicable thereafter.

        The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by a telephone call to Phyllis G. Korff of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2694 and that such effectiveness also be confirmed in writing.

Very truly yours,
COWEN GROUP, INC.
/s/ Mark E. Kaplan
By:	Mark E. Kaplan
Title:	General Counsel